                                                Filed Pursuant to Rule 424(b)(2)
                                                Commission File No. 333-26845-01
PROSPECTUS SUPPLEMENT

(To Prospectus dated May 27, 1997)

                                     [LOGO]
                        DUKE REALTY LIMITED PARTNERSHIP
                   $100,000,000 6 3/4% NOTES DUE MAY 30, 2008
                               ------------------

    The 6 3/4% Notes due May 30, 2008 (the "Notes") offered hereby (the "Offering") are being issued by Duke Realty Limited Partnership, an Indiana limited partnership (the "Operating Partnership"), in aggregate principal amount of $100,000,000. The Notes will mature on May 30, 2008 and are redeemable at any time at the option of the Operating Partnership, in whole or in part, at a redemption price equal to the sum of (i) the principal amount of the Notes being redeemed plus accrued interest to the redemption date and (ii) the Make-Whole Amount (as defined in "Description of the Notes--Optional Redemption"), if any. The Notes are not subject to any mandatory sinking fund. Interest on the Notes is payable semi-annually in arrears on each May 30 and November 30, commencing November 30, 1998. See "Description of the Notes."

    The Notes will be represented by a single fully-registered global note in book-entry form, without coupons (a "Global Note"), registered in the name of the nominee of The Depository Trust Company ("DTC"). Beneficial interests in the Global Note will be shown on, and transfers thereof will be effected only through, records maintained by DTC (with respect to beneficial interests of participants) or by participants or persons that hold interests through participants (with respect to beneficial interests of beneficial owners). Owners of beneficial interests in the Global Note will be entitled to physical delivery of Notes in definitive form equal in principal amount to their respective beneficial interest only under the limited circumstances described under "Description of the Notes--Book-Entry System." Settlement for the Notes will be made in immediately available funds. The Notes will trade in DTC's Same-Day Funds Settlement System until maturity or until the Notes are issued in definitive form, and secondary market trading activity in the Notes will therefore settle in immediately available funds. All payments of principal and interest in respect of the Notes will be made by the Operating Partnership in immediately available funds. See "Description of the Notes--Same-Day Settlement and Payment."
                            ------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
             PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
               RELATES. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                                                                                                     PROCEEDS TO
                                                        PRICE TO             UNDERWRITING             OPERATING
                                                       PUBLIC (1)            DISCOUNT (2)          PARTNERSHIP (3)
Per Note........................................         99.907%                 .65%                  99.257%
Total...........................................       $99,907,000             $650,000              $99,257,000

(1) Plus accrued interest, if any, from June 2, 1998.

(2) The Operating Partnership has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(3) Before deducting expenses payable by the Operating Partnership estimated at $75,000.
                            ------------------------

    The Notes are offered by the Underwriter, subject to prior sale, when, as and if delivered to and accepted by the Underwriter, subject to approval of certain legal matters by counsel for the Underwriter and to certain other conditions. The Underwriter reserves the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Notes will be made in New York, New York on or about June 2, 1998.
                            ------------------------

                              MERRILL LYNCH & CO.
                                ---------------

            The date of this Prospectus Supplement is May 27, 1998.

    CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING ENTERING STABILIZING BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

    THE FOLLOWING INFORMATION IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION APPEARING IN THE ACCOMPANYING PROSPECTUS OR DOCUMENTS INCORPORATED HEREIN AND THEREIN BY REFERENCE. UNLESS INDICATED OTHERWISE, THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT IS PRESENTED AS OF MARCH 31, 1998. UNIT AND PER UNIT AMOUNTS IN THIS PROSPECTUS SUPPLEMENT REFLECT THE OPERATING PARTNERSHIP'S TWO-FOR-ONE UNIT SPLIT WHICH OCCURRED ON AUGUST 25, 1997. SEE "RECENT DEVELOPMENTS." ALL REFERENCES TO THE "OPERATING PARTNERSHIP" IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS INCLUDE THE OPERATING PARTNERSHIP AND THOSE ENTITIES OWNED OR CONTROLLED BY THE OPERATING PARTNERSHIP, UNLESS THE CONTEXT INDICATES OTHERWISE.

    WHEN USED IN THIS PROSPECTUS SUPPLEMENT, THE WORDS "BELIEVES," "EXPECTS" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND
SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SUCH STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE HEREOF. THE OPERATING PARTNERSHIP UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULTS OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS WHICH MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

                           THE OPERATING PARTNERSHIP

    The Operating Partnership is managed by its general partner, Duke Realty Investments, Inc. (the "Company"), a self-administered and self-managed real estate investment trust (a "REIT") that began operations through a related entity in 1972. At March 31, 1998, the Operating Partnership owned a diversified portfolio of 381 in-service industrial, office and retail properties (the "Properties"), encompassing approximately 43.8 million square feet located in eight states, and 23 buildings and four building expansions encompassing approximately 4.3 million square feet under development. The Operating Partnership also owned approximately 1,700 acres of unencumbered land (the "Land") for future development, of which approximately 71% is zoned for industrial use and which is typically located adjacent to the Properties. The Operating Partnership provides leasing, management, construction, development and other tenant-related services for the Properties and certain properties owned by third parties. The Operating Partnership believes that the Midwest offers a relatively strong and stable economy compared to other regions of the United States and provides significant growth potential due to its central location, established manufacturing base, skilled work force and moderate labor costs.

    The Operating Partnership has developed approximately 55 million square feet of commercial property since its founding including an average of approximately
4.9 million square feet per year during the last five years. In addition, the Operating Partnership acquired approximately 14.1 million square feet during the three years ended December 31, 1997. Through the three months ended March 31, 1998, the Operating Partnership placed in service 2.1 million square feet of new development and acquired 1.1 million square feet of property.

    The Operating Partnership manages approximately 56 million square feet of property, including over 7.7 million square feet owned by third parties. The Operating Partnership manages approximately 37% and 27% of all competitive suburban office, warehousing and light manufacturing space in Indianapolis and Cincinnati, respectively. In addition to providing services to more than 2,400 tenants in the Properties, the Operating Partnership provides such services to nearly 900 tenants in 92 properties owned by third parties. Based on market data maintained by the Operating Partnership, the Operating Partnership believes that it was responsible in 1997 for approximately 72% and 57% of the net absorption (gross space leased minus lease terminations and expirations) of competitive suburban office, warehousing and light manufacturing space in Indianapolis and Cincinnati, respectively. The Operating Partnership believes that its dominant position in the primary markets in which it operates gives it a competitive advantage in its real estate activities.

    All of the Company's interests in the Properties and Land are held directly or indirectly by, and substantially all of its operations relating to the Properties are conducted through the Operating Partnership. Partnership interests ("Units") in the Operating Partnership may be exchanged by the holders thereof, other than the Company, for common stock of the Company ("Common Stock") on a one-for-one basis. Upon an exchange of Units for Common Stock, the Company's percentage interest in the Operating Partnership will increase. The Company controls the Operating Partnership as the sole general partner and owner, as of March 31, 1998 of approximately 88% of the Units. In addition, the senior management team of the Company owns approximately 11% of the Company through Common Stock and Unit ownership.

    The following tables provide an overview of the Properties.

                             SUMMARY OF PROPERTIES
                       (IN THOUSANDS, EXCEPT PERCENTAGES)

                                                                                            PERCENT OF
                                                             PERCENT OF      ANNUAL NET      TOTAL NET
                                                 SQUARE     TOTAL SQUARE     EFFECTIVE       EFFECTIVE      OCCUPANCY AT
TYPE OF PROPERTY                                  FEET          FEET          RENT(1)       ANNUAL RENT    MARCH 31, 1998
----------------------------------------------  ---------  ---------------  ------------  ---------------  ---------------
Industrial....................................     30,638            70%     $  110,272             42%            92.7%
Office........................................     11,118            25         134,307             51             96.3%
Retail........................................      2,041             5          17,982              7             95.3%
                                                ---------           ---     ------------           ---
  Total.......................................     43,797           100%     $  262,561            100%            93.8%
                                                ---------           ---     ------------           ---
                                                ---------           ---     ------------           ---

------------

(1) Represents annual net effective rent due from tenants in occupancy as of March 31, 1998. Net effective rent ("Net Effective Rent") equals the average annual rental property revenue over the terms of the respective leases, excluding additional rent due as operating expense reimbursements, landlord allowances for operating expenses and percentage rents.

           SQUARE FOOTAGE AND ANNUAL NET EFFECTIVE RENT OF PROPERTIES
                       (IN THOUSANDS, EXCEPT PERCENTAGES)

                                                            SQUARE FEET
                                    -----------------------------------------------------------   ANNUAL NET     PERCENT OF
                                                                                   PERCENT OF     EFFECTIVE      ANNUAL NET
PRIMARY MARKET                      INDUSTRIAL    OFFICE     RETAIL      TOTAL        TOTAL        RENT(1)     EFFECTIVE RENT
----------------------------------  -----------  ---------  ---------  ---------  -------------  ------------  ---------------
Indianapolis......................      14,603       1,704        194     16,501           38%    $   66,826             26%
Cincinnati........................       5,189       3,402      1,130      9,721           22         67,881             26
Columbus..........................       2,275       1,695        219      4,188            9         29,850             11
Minneapolis.......................       3,388         106     --          3,494            7         14,830              5
St. Louis.........................       1,480       1,902     --          3,383            8         32,129             12
Cleveland.........................       1,573       1,314     --          2,886            7         21,778              8
Chicago...........................         803         995     --          1,798            4         17,813              7
Nashville.........................         633      --         --            633            2          4,719              2
Other (2).........................         694      --            498      1,192            3          6,735              3
                                    -----------  ---------  ---------  ---------          ---    ------------           ---
  Total...........................      30,638      11,118      2,041     43,797          100%    $  262,561            100%
                                    -----------  ---------  ---------  ---------          ---    ------------           ---
                                    -----------  ---------  ---------  ---------          ---    ------------           ---

------------

(1) Represents annual Net Effective Rent due from tenants in occupancy as of March 31, 1998, excluding additional rent due as a result of operating expense reimbursements, landlord allowances for operating expenses and percentage rents.

(2) Represents properties not located in the Operating Partnership's primary markets. These properties are located in other similar Midwestern markets.

                              RECENT DEVELOPMENTS

DISTRIBUTION AND STOCK SPLIT

    On April 23, 1998, the Company, as general partner of the Operating Partnership, declared a regular quarterly distribution to record holders of Units other than preferred Units, payable on May 29, 1998 to Unit holders of record on May 13, 1998. The Operating Partnership effected a two-for-one split of Units in conjunction with a two-for-one split of the Company's Common Stock (the "Unit Split") which was paid on August 25, 1997 to Unit holders of record on August 18, 1997. Unit and per Unit amounts in this Prospectus Supplement have been restated to reflect the effect of the Unit Split.

FINANCING

    In April 1998, the Company issued 2,351,873 shares of its Common Stock to two unit trusts, raising combined net proceeds of approximately $53.7 million. The proceeds of these financings were contributed by the Company to the Operating Partnership in exchange for additional Units and were used to fund the development and acquisition of additional rental properties.

DEVELOPMENT AND ACQUISITIONS

    During the first quarter of 1998, the Operating Partnership completed development of and placed in service 10 properties comprising 2.0 million square feet at a total cost of $78.1 million. The Operating Partnership had 23 properties and four property expansions under development at March 31, 1998 comprising 4.3 million square feet which is expected to have a total cost of $330.9 million upon completion. Also during the first quarter of 1998, the Operating Partnership acquired 15 properties with 1.1 million square feet at a total cost of $40.9 million.

    These property additions (the "New Properties"), totaling 7.4 million square feet, consist of 65% industrial, 32% office and 3% retail projects. The total cost of the New Properties is expected to be $449.9 million. At March 31, 1998, the New Properties which have been placed in service are 83% leased, and the New Properties under construction are 59% pre-leased for a combined total of 69% leased. The New Properties are expected to provide a weighted average unleveraged stabilized return on cost (computed as property annual contractual net operating income ("NOI") divided by total project costs) of 11.0% with anticipated leasing activity. The annual contractual NOI to be generated from the New Properties, once placed in service, will be $49.5 million with anticipated additional leasing.

    The Operating Partnership's expectations of total cost and weighted average unleveraged stabilized return on cost constitute forward-looking information that is subject to risks inherent in the completion of construction of the properties under development and the leasing of any unleased portion of the properties. Such risks could cause actual results to differ materially from the Operating Partnership's expectations.

                                USE OF PROCEEDS

    The net proceeds to the Operating Partnership from the sale of the Notes offered hereby are expected to be approximately $99.2 million. The Operating Partnership presently intends to use the net proceeds to retire a portion of the outstanding balance on its unsecured line of credit (the "Line of Credit") used to fund development and acquisition of additional rental properties. The Line of Credit is expected to have an outstanding balance of approximately $123 million on June 2, 1998, bearing interest at the 30-day London Interbank Offered Rate ("LIBOR") plus .80%.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Operating Partnership and its subsidiaries as of March 31, 1998 and as adjusted to give effect to issuance of the Notes in the amount of $100 million and the application of the net proceeds thereof. The table should be read in conjunction with the Operating Partnership's consolidated financial statements incorporated herein by reference.

                                                                                              MARCH 31, 1998
                                                                                        --------------------------
                                                                                         HISTORICAL   AS ADJUSTED
                                                                                        ------------  ------------
                                                                                              (IN THOUSANDS)
Debt:
  Secured Debt (1)....................................................................  $    363,898  $    363,898
  Unsecured Debt......................................................................       440,000       540,000
  Line of Credit (1)..................................................................       --            --
                                                                                        ------------  ------------
  Total Debt..........................................................................       803,898       903,898
                                                                                        ------------  ------------
Minority Interest.....................................................................            29            29
                                                                                        ------------  ------------
Partners' Equity:
  Preferred Equity....................................................................       218,906       218,906
  Common Equity (2)...................................................................     1,166,960     1,166,960
                                                                                        ------------  ------------
  Total Partners' Equity..............................................................     1,385,866     1,385,866
                                                                                        ------------  ------------
Total Capitalization..................................................................  $  2,189,793  $  2,289,793
                                                                                        ------------  ------------
                                                                                        ------------  ------------

------------

(1) The Operating Partnership has drawn $123 million on its unsecured line of credit since March 31, 1998 to fund its current development and acquisitions. It is the Company's policy that the Company will not incur indebtedness other than short-term trade, employee compensation, dividends payable or similar indebtedness that will be paid in the ordinary course of business, and that indebtedness will instead be incurred by the Operating Partnership to the extent necessary to fund the business activities conducted by the Operating Partnership and its subsidiaries.

(2) Subsequent to March 31, 1998, the Company issued 2.4 million shares of Common Stock, raising net proceeds of $53.7 million which were contributed by the Company to the Operating Partnership in exchange for an additional
    2.4 million Units of common equity.

                      RATIOS OF EARNINGS TO FIXED CHARGES

    The Operating Partnership's ratio of earnings to fixed charges for the year ended December 31, 1997 was 2.11 and for the three months ended March 31, 1998 was 2.22. For purposes of computing these ratios, earnings have been calculated by adding fixed charges, excluding capitalized interest, to income (loss) before gains or losses on property sales. Fixed charges consist (if applicable) of interest costs, whether expensed or capitalized, the interest component of rental expense and amortization of debt issuance costs.

    For a statement of the Operating Partnership's ratios of earnings to fixed charges for prior periods, see "Ratios of Earnings to Fixed Charges" in the accompanying Prospectus.

                            DESCRIPTION OF THE NOTES

GENERAL

    The Notes constitute a separate series of securities (which is more fully described in the accompanying Prospectus), to be issued pursuant to an indenture dated as of September 19, 1995, as amended or supplemented (the "Indenture"), between the Operating Partnership and The First National Bank of Chicago, as trustee (the "Trustee"), and will be limited to an aggregate principal amount of $100,000,000. The terms of the Notes include those provisions contained in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Notes are subject to all such terms, and holders of Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to and qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below.

    The Notes will be direct, unsecured obligations of the Operating Partnership and will rank pari passu with each other and with all other unsecured and unsubordinated indebtedness of the Operating Partnership from time to time outstanding. The Notes will be effectively subordinated to the prior claims of each secured mortgage lender to any specific Property which secures such lender's mortgage. As of March 31, 1998, such mortgages aggregated approximately $364 million. See "Capitalization." Subject to certain limitations set forth in the Indenture, and as described under "--Certain Covenants--Limitations on Incurrence of Debt" below, the Indenture will permit the Operating Partnership to incur additional secured and unsecured indebtedness.

    The Notes will mature on May 30, 2008 (the "Maturity Date"). The Notes are not subject to any sinking fund provisions. The Notes will be issued only in fully registered, book-entry form without coupons, in denominations of $1,000 and integral multiples thereof, except under the limited circumstances described below under "Description of the Notes--Book-Entry System."

    Except as described under "--Certain Covenants--Limitations on Incurrence of Debt" below and under "Description of Debt Securities--Merger, Consolidation or Sale" in the accompanying Prospectus, the Indenture does not contain any other provisions that would limit the ability of the Operating Partnership to incur indebtedness or that would afford holders of the Notes protection in the event of (i) a highly leveraged or similar transaction involving the Operating Partnership, the Company as general partner of the Operating Partnership, or any Affiliate of either such party, (ii) a change of control, or (iii) a reorganization, restructuring, merger or similar transaction involving the Operating Partnership that may adversely affect the holders of the Notes. In addition, subject to the limitations set forth under "Description of Debt Securities--Merger, Consolidation or Sale" in the accompanying Prospectus, the Operating Partnership may, in the future, enter into certain transactions such as the sale of all or substantially all of its assets or the merger or consolidation of the Operating Partnership that would increase the amount of the Operating Partnership's indebtedness or substantially reduce or eliminate the Operating Partnership's assets, which may have an adverse effect on the Operating Partnership's ability to service its indebtedness, including the Notes. The Operating Partnership and its management have no present intention of engaging in a highly leveraged or similar transaction involving the Operating Partnership.

PRINCIPAL AND INTEREST

    The Notes will bear interest at 6 3/4% per annum from June 2, 1998 or from the immediately preceding Interest Payment Date (as defined below) to which interest has been paid, payable semi-annually in arrears on each May 30 and November 30, commencing November 30, 1998 (each, an "Interest Payment Date"), and on the Maturity Date, to the persons (the "Holders") in whose names the applicable Notes are registered in the security register applicable to the Notes at the close of business 15 calendar days prior to such payment date regardless of whether such day is a Business Day, as defined below (each, a "Regular Record Date"). Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months.

    The principal of each Note payable on the Maturity Date will be paid against presentation and surrender of such Note at the corporate trust office of the Trustee, located initially at 14 Wall Street, Eighth Floor, New York, New York, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

    If any Interest Payment Date or a Maturity Date falls on a day that is not a Business Day, the required payment shall be made on the next Business Day as if it were made on the date such payment was due and no interest shall accrue on the amount so payable for the period from and after such Interest Payment Date or such Maturity Date, as the case may be. "Business Day" means any day, other than a Saturday or Sunday, on which banking institutions in The City of New York are open for business.

CERTAIN COVENANTS

    LIMITATIONS ON INCURRENCE OF DEBT. The Operating Partnership will not, and will not permit any Subsidiary to, incur any Debt (as defined below), other than intercompany debt (representing Debt to which the only parties are the Company, the Operating Partnership and any of their Subsidiaries (but only so long as such Debt is held solely by any of the Company, the Operating Partnership and any Subsidiary) that is subordinate in right of payment to the Notes) if, immediately after giving effect to the incurrence of such additional Debt, the aggregate principal amount of all outstanding Debt of the Operating Partnership and its Subsidiaries on a consolidated basis determined in accordance with generally accepted accounting principles is greater than 55% of the sum of (i) the Operating Partnership's Total Assets (as defined below) as of the end of the calendar quarter covered in the Operating Partnership's Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the Commission (or, if such filing is not permitted under the Exchange Act, with the Trustee) prior to the incurrence of such additional Debt and (ii) the increase in Total Assets from the end of such quarter including, without limitation, any increase in Total Assets resulting from the incurrence of such additional Debt (such increase together with the Operating Partnership's Total Assets shall be referred to as the "Adjusted Total Assets").

    In addition to the foregoing limitation on the incurrence of Debt, the Operating Partnership will not, and will not permit any Subsidiary to, incur any Debt if the ratio of Consolidated Income Available for Debt Service to the Annual Service Charge (in each case as defined below) for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred shall have been less than 2.0 to 1, on a pro forma basis after giving effect to the incurrence of such Debt and to the application of the proceeds therefrom, and calculated on the assumption that (i) such Debt and any other Debt incurred by the Operating Partnership or its Subsidiaries since the first day of such four-quarter period and the application of the proceeds therefrom, including to refinance other Debt, had occurred at the beginning of such period, (ii) the repayment or retirement of any other Debt by the Operating Partnership or its Subsidiaries since the first day of such four-quarter period had been incurred, repaid or retired at the beginning of such period (except that, in making such computation, the amount of Debt under any revolving credit facility shall be computed based upon the average daily balance of such Debt during such period), (iii) the income earned on any increase in Adjusted Total Assets since the end of such four-quarter period had been earned, on an annualized basis, during such period, and (iv) in the case of any acquisition or disposition by the Operating Partnership or any Subsidiary of any asset or group of assets since the first day of such four-quarter period, including, without limitation, by merger, stock purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment of Debt had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition or disposition being included in such pro forma calculation.

    In addition to the foregoing limitations on the incurrence of Debt, the Operating Partnership will not, and will not permit any Subsidiary to, incur any Debt secured by any mortgage, lien, charge, pledge, encumbrance or security interest of any kind upon any of the property of the Operating Partnership or any Subsidiary ("Secured Debt"), whether owned at the date of the Indenture or thereafter acquired, if, immediately after giving effect to the incurrence of such additional Secured Debt, the aggregate principal amount of all outstanding Secured Debt of the Operating Partnership and its Subsidiaries on a consolidated basis is greater than 40% of the Operating Partnership's Adjusted Total Assets.

    For purposes of the foregoing provisions regarding the limitation on the incurrence of Debt, Debt shall be deemed to be "incurred" by the Operating Partnership and its Subsidiaries on a consolidated basis whenever the Operating Partnership and its Subsidiaries on a consolidated basis shall create, assume, guarantee or otherwise become liable in respect thereof.

    MAINTENANCE OF TOTAL UNENCUMBERED ASSETS. The Operating Partnership is required to maintain Total Unencumbered Assets of not less than 185% of the aggregate outstanding principal amount of the Unsecured Debt of the Operating Partnership.

    As used herein:

    "ANNUAL SERVICE CHARGE" as of any date means the amount which is expensed in any 12-month period for interest on Debt.

    "CONSOLIDATED INCOME AVAILABLE FOR DEBT SERVICE" for any period means Consolidated Net Income (as defined below) of the Operating Partnership and its Subsidiaries (i) plus amounts which have been deducted for (a) interest on Debt of the Operating Partnership and its Subsidiaries, (b) provision for taxes of the Operating Partnership and its Subsidiaries based on income, (c) amortization of debt discount, (d) depreciation and amortization, (e) the effect of any noncash charge resulting from a change in accounting principles in determining Consolidated Net Income for such period, (f) amortization of deferred charges and (g) provisions for or realized losses on properties and (ii) less amounts which have been included for gains on properties.

    "CONSOLIDATED NET INCOME" for any period means the amount of consolidated net income (or loss) of the Operating Partnership and its Subsidiaries for such period determined on a consolidated basis in accordance with generally accepted accounting principles.

    "DEBT" of the Operating Partnership or any Subsidiary means any indebtedness of the Operating Partnership and its Subsidiaries, whether or not contingent, in respect of (i) borrowed money evidenced by bonds, notes, debentures or similar instruments, (ii) indebtedness secured by any mortgage, pledge, lien, charge, encumbrance or any security interest existing on property owned by the Operating Partnership and its Subsidiaries, (iii) the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property except any such balance that constitutes an accrued expense or trade payable or (iv) any lease of property by the Operating Partnership and its Subsidiaries as lessee which is reflected in the Operating Partnership's consolidated balance sheet as a capitalized lease in accordance with generally accepted accounting principles, in the case of items of indebtedness under (i) through (iii) above to the extent that any such items (other than letters of credit) would appear as a liability on the Operating Partnership's consolidated balance sheet in accordance with generally accepted accounting principles, and also includes, to the extent not otherwise included, any obligation by the Operating Partnership or any Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), indebtedness of another person (other than the Operating Partnership or any Subsidiary) (it being understood that Debt shall be deemed to be incurred by the Operating Partnership and its Subsidiaries on a consolidated basis whenever the Operating Partnership and its Subsidiaries on a consolidated basis shall create, assume, guarantee or otherwise become liable in respect thereof).

    "FUNDS FROM OPERATIONS" for any period means the Consolidated Net Income of the Operating Partnership and its Subsidiaries for such period without giving effect to depreciation and amortization, gains or losses from extraordinary items, gains or losses on sales of real estate, gains or losses on investments in marketable securities and any provision/benefit for income taxes for such period, plus the allocable portion, based on the Operating Partnership's ownership interest, of funds from operations of unconsolidated joint ventures, all determined on a consistent basis in accordance with generally accepted accounting principles.

    "SUBSIDIARY" means a corporation, partnership or limited liability company, a majority of the outstanding voting stock, partnership interests or membership interests, as the case may be, of which is owned or controlled, directly or indirectly, by the Operating Partnership or by one or more other Subsidiaries of the Operating Partnership. For the purposes of this definition, "voting stock" means stock having voting power for the election of directors, or trustees, as the case may be, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

    "TOTAL ASSETS" as of any date means the sum of (i) the Operating Partnership's and its Subsidiaries' Undepreciated Real Estate Assets and (ii) all other assets of the Operating Partnership and its Subsidiaries on a consolidated basis determined in accordance with generally accepted accounting principles (but excluding intangibles and accounts receivable).

    "TOTAL UNENCUMBERED ASSETS" means the sum of (i) those Undepreciated Real Estate Assets not subject to an encumbrance and (ii) all other assets of the Operating Partnership and its Subsidiaries not subject to an encumbrance determined in accordance with generally accepted accounting principles (but excluding accounts receivable and intangibles).

    "UNDEPRECIATED REAL ESTATE ASSETS" as of any date means the cost (original cost plus capital improvements) of real estate assets of the Operating Partnership and its Subsidiaries on such date, before depreciation and amortization, determined on a consolidated basis in accordance with generally accepted accounting principles.

    "UNSECURED DEBT" means Debt of the Operating Partnership or any Subsidiary which is not secured by any mortgage, lien, charge, pledge or security interest of any kind upon any of the Properties.

    Reference is made to the section entitled "Description of Debt Securities--Certain Covenants" in the accompanying Prospectus for a description of additional covenants applicable to the Notes. Compliance with the covenants described herein and such additional covenants with respect to the Notes generally may not be waived by the Board of Directors of the Company, as general partner of the Operating Partnership, or by the Trustee unless the Holders of at least a majority in principal amount of all outstanding Notes consent to such waiver; PROVIDED, HOWEVER, that the defeasance and covenant defeasance provisions of the Indenture described under "Description of Debt Securities--Discharge, Defeasance and Covenant Defeasance" in the accompanying Prospectus will apply to the Notes, including with respect to the covenants described in this Prospectus Supplement.

OPTIONAL REDEMPTION

    The Notes may be redeemed at any time at the option of the Operating Partnership, in whole or from time to time in part, at a redemption price equal to the sum of (i) the principal amount of the Notes being redeemed plus accrued interest thereon to the redemption date and (ii) the Make-Whole Amount (as defined below), if any, with respect to such Notes (the "Redemption Price").

    If notice has been given as provided in the Indenture and funds for the redemption of any Notes called for redemption shall have been made available on the redemption date referred to in such notice, such Notes will cease to bear interest on the date fixed for such redemption specified in such notice and the only right of the Holders of the Notes will be to receive payment of the Redemption Price.

    Notice of any optional redemption of any Notes will be given to Holders at their addresses, as shown in the security register for the Notes, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the Redemption Price and the principal amount of the Notes held by such Holder to be redeemed.

    If less than all the Notes are to be redeemed at the option of the Operating Partnership, the Operating Partnership will notify the Trustee at least 45 days prior to giving notice of redemption (or such shorter period as is satisfactory to the Trustee) of the aggregate principal amount of Notes to be redeemed and their redemption date. The Trustee shall select, in such manner as it shall deem fair and appropriate, the Notes to be redeemed in whole or in part.

    As used herein:

    "MAKE-WHOLE AMOUNT" means, in connection with any optional redemption or accelerated payment of any Note, the excess, if any, of (i) the aggregate present value as of the date of such redemption or accelerated payment of each dollar of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption or accelerated payment) that would have been payable in respect of each such dollar if such redemption or accelerated payment had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date such notice of redemption is given or declaration of acceleration is made) from the respective dates on which such principal and interest would have been payable if such redemption or accelerated payment had not been made, over (ii) the aggregate principal amount of the Notes being redeemed or paid.

    "REINVESTMENT RATE" means .25% plus the arithmetic mean of the yields under the respective heading "Week Ending" published in the most recent Statistical Release under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For the purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

    "STATISTICAL RELEASE" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination under the Indenture, then such other reasonably comparable index which shall be designated by the Operating Partnership.

BOOK-ENTRY SYSTEM

    The following are summaries of certain rules and operating procedures of DTC that affect the payment of principal and interest and transfers of interests in the Global Note. Upon issuance, the Notes will only be issued in the form of a Global Note which will be deposited with, or on behalf of, DTC and registered in the name of Cede & Co., as nominee of DTC. Unless and until it is exchanged in whole or in part for Notes in definitive form under the limited circumstances described below, the Global Note may not be transferred except as a whole (i) by DTC to a nominee of DTC, (ii) by a nominee of DTC to DTC or another nominee of DTC or (iii) by DTC or any such nominee to a successor of DTC or a nominee of such successor.

    Ownership of beneficial interests in the Global Note will be limited to persons that have accounts with DTC for the Global Note ("participants") or persons that may hold interests through participants. Upon the issuance of the Global Note, DTC will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the Notes represented by the Global Note beneficially owned by such participants. Ownership of beneficial interests in the Global Note will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by DTC (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may limit or impair the ability to own, transfer or pledge beneficial interests in the Global Note.

    So long as DTC or its nominee is the registered owner of the Global Note, DTC or its nominee, as the case may be, will be considered the sole owner or Holder of the Notes represented by the Global Note for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in the Global Note will not be entitled to have Notes represented by the Global Note registered in their names, will not receive or be entitled to receive physical delivery of such Notes in certificated form and will not be considered the registered owners or Holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in the Global Note must rely on the procedures of DTC and, if such person in not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a Holder under the Indenture. The Operating Partnership understands that under existing industry practices, if the Operating Partnership requests any action of Holders or if an owner of a beneficial interest in the Global Note desires to give or take any action that a Holder is entitled to give or take under the Indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners holding through them.

    Principal and interest payments on interests represented by the Global Note will be made to DTC or its nominee, as the case may be, as the registered owner of the Global Note. None of the Operating Partnership, the Trustee or any other agent of the Operating Partnership or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership of interests in the Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    The Operating Partnership expects that DTC, upon receipt of any payment of principal or interest in respect of the Global Note, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the Global Note as shown on the records of DTC. The Operating Partnership also expects that payments by participants to owners of beneficial interests in the Global Note held through such participants will be governed by standing customer instructions and customary practice, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

    If DTC is at any time unwilling or unable to continue as depository for the Notes and the Operating Partnership fails to appoint a successor depository registered as a clearing agency under the Exchange Act within 90 days, the Operating Partnership will issue the Notes in definitive form in exchange for the Global Note. Any Notes issued in definitive form in exchange for the Global Note will be registered in such name or names, and will be issued in denominations of $1,000 and such integral multiples thereof, as DTC shall instruct the Trustee. It is expected that such instructions will be based upon directions received by DTC from participants with respect to ownership of beneficial interests in the Global Note.

    DTC has advised the Operating Partnership of the following information regarding DTC. DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own DTC. Access to the DTC book-entry system is also available to others, such as banks, brokers and dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

SAME-DAY SETTLEMENT AND PAYMENT

    Settlement for the Notes will be made by the Underwriter (as defined herein) in immediately available funds. All payments of principal and interest in respect of the Notes will be made by the Operating Partnership in immediately available funds.

    Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing house or next-day funds. In contrast, the Notes will trade in DTC's Same-Day Funds Settlement System until maturity or until the Notes are issued in certificated form, and secondary market trading activity in the Notes will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

                                  UNDERWRITING

    Subject to the terms and conditions contained in the terms agreement and related underwriting agreement (collectively, the "Underwriting Agreement"), the Operating Partnership has agreed to sell to Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Underwriter"), and the Underwriter has agreed to purchase from the Operating Partnership, $100,000,000 in aggregate principal amount of the Notes. The Underwriting Agreement provides that the obligations of the Underwriter are subject to certain conditions precedent, and that the Underwriter will be obligated to purchase all of the Notes if any are purchased.

    The Underwriter has advised the Operating Partnership that it proposes initially to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of .4% of the principal amount thereof. The Underwriter may allow, and such dealers may reallow, a discount not in excess of .25% of the principal amount to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

    The Notes constitute a new issue of securities with no established trading market. The Operating Partnership does not intend to apply for listing of the Notes on a national securities exchange. The Operating Partnership has been advised by the Underwriter that the Underwriter intends to make a market in the Notes as permitted by applicable laws and regulations, but the Underwriter is not obligated to do so and may discontinue market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

    The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriter may be required to make in respect thereof.

    The Underwriter from time to time provides investment banking and financial advisory services to the Company and the Operating Partnership. The Underwriter also acted as underwriter or representative of various underwriters in connection with public offerings of the Company's Common Stock and the Operating Partnership's debt securities from 1993 through 1998.

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    NO DEALER, SALESMAN OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFERING MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE OPERATING PARTNERSHIP OR THE UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT OR IN THE PROSPECTUS OR IN THE AFFAIRS OF THE OPERATING PARTNERSHIP SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
                             PROSPECTUS SUPPLEMENT
The Operating Partnership.................................................   S-3
Recent Developments.......................................................   S-5
Use of Proceeds...........................................................   S-5
Capitalization............................................................   S-5
Ratios of Earnings to Fixed Charges.......................................   S-6
Description of the Notes..................................................   S-7
Underwriting..............................................................  S-14
                                   PROSPECTUS
Available Information.....................................................     2
Incorporation of Certain Documents by Reference...........................     2
The Company and the Operating Partnership.................................     3
Use of Proceeds...........................................................     3
Ratios of Earnings to Fixed Charges.......................................     4
Description of Debt Securities............................................     4
Description of Preferred Stock............................................    15
Description of Depositary Shares..........................................    22
Description of Common Stock...............................................    25
Federal Income Tax Considerations.........................................    27
Plan of Distribution......................................................    34
Legal Opinions............................................................    36
Experts...................................................................    36

                                     [LOGO]
                                  DUKE REALTY
                              LIMITED PARTNERSHIP

                                  $100,000,000
                                  6 3/4% NOTES
                                DUE MAY 30, 2008

                            ------------------------

                             PROSPECTUS SUPPLEMENT

                            ------------------------

                              MERRILL LYNCH & CO.

                                  MAY 27, 1998

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